This letter is being refiled for the sole purpose of including a conformed signature. The dates, and all other aspects of this letter are unchanged.

November 29, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	PainCare Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2005
Filed June 1, 2006 File No. 001-14160

Dear Mr. Rosenberg:

I am writing in response to your letter dated October 19, 2006 regarding the above referenced filing that was amended on October 2, 2006. Please find our responses outlined below.

1.	“Refer to your response to comment 3. Please tell us why you believe the physician network referral system is clearly linked to the physician’s employment agreement, and the reason that GAAP requires the network system to be recorded as an intangible asset even though the referral system does not meet the separability criteria in paragraph 39 of SFAS 141.”

We reread our response to comment 3 in the previous letter, and as your wording above implies, we were remiss in explaining why we believe the physician referral network is clearly linked to the physician’s employment agreement. When we consider a practice for acquisition, the physician’s established referral network is of primary importance to us. Our medical practice model is highly dependent on the referral of new patients from other physicians; we do not have many patients that return to us repeatedly as we are not primary care physicians. The reputation among their peers of the physicians we acquire is critical, so that the referrals will continue after we close the acquisition. (The referral network consists of physicians in other medical disciplines that refer their patients to our physicians for pain management care. These referrals are very important as our physicians are pain management specialists, and rely on those referrals for new patients, and the referring doctor wants his patient properly treated.)

Our legal agreements are drafted such that that referral network, among other positive business attributes, is linked to the physician’s employment at the Company. These employment agreements provide the contractual obligation for the physician to provide all of his services for the Company’s benefit, and we tie that in to the physician using “non-competition” agreements. The following is from Section 8.1 of our standard-prototype employment agreement, which alludes to that value in the agreement:

Noncompetition; Confidentiality. As an inducement to the Company to execute this Agreement and in order to preserve the goodwill associated with the business of the Company …. The intent of this passage is to show that there is an acknowledgement of value by both the Company and the selling physician in the selling physician’s practice, including any referral network, which is imbedded in the “goodwill associated with the business.” The Company is seeking to protect all of its acquired interests in this particular clause; this is especially true of the referral network as it was personally created by the physician through the successful practice of pain management medicine during the time prior to acquisition.

Generally, the selling physician enters into an employment agreement with the Company for a period of at least five years with an additional two year non-compete agreement. The explanation for this arrangement is that the Company realizes the underlying business value of the entire transaction is in the qualified pain-management physician, his reputation for successfully serving referred patients to his practice, and his referral network which generates the patients.

With this understanding as to why we believe the referral network is linked to the acquired-physicians’ employment agreements, we believe the GAAP accounting for the referral network follows the clear guidance in paragraph 39 of FAS 141 (the highlighted passage is that section pertaining to our transaction - an analysis from Appendix A will follow):

Intangible assets

39. An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations). If an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so). For purposes of this Statement, however, an intangible asset that cannot be sold, transferred, licensed, rented, or exchanged individually is considered separable if it can be sold, transferred, licensed, rented, or exchanged in combination with a related contract, asset, or liability. For purposes of this Statement, an assembled workforce shall not be recognized as an intangible asset apart from goodwill. Appendix A provides additional guidance relating to the recognition of acquired intangible assets apart from goodwill, including an illustrative list of intangible assets that meet the recognition criteria in this paragraph.

An analysis of Appendix A from paragraph A13 of FAS 141 more directly addresses the previously highlighted passage. This is because if the employee-physician’s employment agreement were to be sold or exchanged with a third party, that employee’s referral network would, as a matter of course, be transferred with it. The actual text of A13 is as follows:

A13. As stated in paragraph 39, an intangible asset that is not separable from the entity individually still meets the separability criterion if it is separable from the acquired entity in combination with a related contract, asset, or liability.

Further, paragraph A14 of FAS 141 provides specific examples of items meeting the criteria for treatment as an intangible. Paragraph A14 (a)(6) provides that non-competition agreements is defined as an intangible because it meets the contractual-legal criterion. And the employee-physicians’ referral network, because it can be sold, transferred, or exchanged with the employment agreement (that includes the non-competition clause), therefore meets the separability criterion referenced above.

In summary, it is the Company’s belief that the accounting follows GAAP, as follows:

1)	The non-competition section of the employment agreement is a specifically defined intangible under FAS 141 paragraph A14.
2)	The employment agreement is a specifically separable identified asset under paragraph 39 of FAS 141 because it is a contract that can be sold or exchanged.
3)	The PainCare employment agreement acknowledges between the seller and the Company the value in the physician’s referral base.
4)	The physician’s referral network is directly linked in combination with his or her employment under 1), 2), and 3) above.
5)	Paragraph 39 of FAS 141 is met because the Company satisfies the criteria under paragraph A13 by defining the referral network in combination with the employment agreement.

2	“Refer to your response to our comment 6. Tell us how the $3.00 per share price was determined and why you believe the valuation is appropriate. Also, reconcile the amounts provided in your response to the discussion on page F-17 related to Denver Pain Management transaction.”

It appears as if our prior response to comment 6 has been misunderstood, as the $3.00 per share price was not used in the restated accounting for the transaction. It was only used by the Company and the seller during negotiations around August 27, 2004 to set the number of shares to be issued at 200,000. The Company (before restatement) initially recorded the transaction at $3.00 per share for a total amount of $600,000. The equity component of the consideration needed adjustment to be in line with EITF 99-12 since the consideration was initially recorded at the contractual amount. Subsequent review and analysis revealed that under EITF 99-12 the Company would have to record a reduction to additional paid in capital of $72,000. The reduction reflects application of paragraph 5 of EITF 99-12 so that the amount recorded is the Company’s closing stock price on the agreement date ($2.64) rather than the contractual price agreed to in negotiations ($3.00) .

The amount recorded in the restated financials is, therefore, $528,000 (200,000 shares times $2.64) .

The information below will be added to footnote 2 to the Form 10-K/A for the year 2005 that the Company will file.

The Company recorded the August 27, 2004 common stock consideration in accordance with EITF 99-12. The quoted market price of the Company’s common stock on the exchange date was $2.64 per share. The amount recorded in other assets for the common stock consideration is $528,000 (200,000 shares at $2.64 per share). The contingent consideration earned on May 10, 2005 was recorded at $2,083,918 (460,026 shares at $4.53 per share). The price of the Company’s common stock on the earned date was $4.53 per share and the contingent consideration was paid on July 11, 2005.

Addition to
(Subtraction
Consideration paid on August 27, 2004	from)
Dr. (Cr.)
Cash paid for initial acquisition	$ 100,000
Stock paid for initial acquisition	528,000
Accounts receivable	744,201
Acquisition costs	415,668
Accounts payable and accrued salaries	(70,269)
Total	$ 1,717,600

Addition to
(Subtraction
Consideration earned on May 10, 2005	from)
Dr. (Cr.)
Cash paid for contingent consideration	$ 2,202,682
Stock paid for contingent consideration	2,083,918
Total	$ 4,286,600

Denver Pain Management contract right reported in “Other assets”

	Beginning			Ending
Date	Balance	Consideration	Amortization	Balance
27-Aug-04	-	1,717,600	-	1,717,600
30-Sep-04	1,717,600	-	80,270	1,637,330
31-Dec-04	1,637,330	-	80,270	1,557,060
31-Mar-05	1,577,060	-	80,270	1,476,790
30-Jun-05	1,476,790	4,286,600	138,105	5,625,285
30-Sep-05	5,625,285	-	138,105	5,487,180
31-Dec-05	5,487,180	-	138,104	5,349,076

3. “With regards to the correction in accounting related to the acquisition of Denver Pain Management please clarify in the filing why the adjustment amount to other assets was not $1,557,020 ($1,717,560 less amortization of $160,540), the value of the intangible asset at 12/31/04.”

The information below will be added to footnote 2 to the Form 10-K/A for the year 2005 that the Company will file.

Please see the table below for the detailed explanation of the adjustments to the intangible assets at December 31, 2004:

	As previously filed on			As restated on
	December 31, 2004			December 31, 2004
			Carrying			Carrying
Asset	Cost	Amortization	Value	Cost	Amortization	Value	Note
MedX Distribution right	$2,212,673	$208,975	$2,003,698	$2,212,673	$208,975	$2,003,698	No change
Contract Right – DPM	-	-	-	1,717,600	160,540	1,557,060	1
Contract Right – APG	291,667	14,667	277,000	291,667	14,667	277,000	No change
Contract Right – SPA	1,006,000	50,400	955,600	1,006,000	50,400	955,600	No change
Contract Right – SCPI	738,333	37,000	701,333	738,333	37,000	701,333	No change
Deferred issuance costs	961,101	269,962	691,139	-	-	-	2
Physician practice and surgery center acquisitions	-	-	-	1,395,370	266,701	1,128,669	3
Total	$5,209,774	$581,004	$4,628,770	$7,361,643	$738,283	$6,623,360

1. Adjustment related to Denver Pain Management contract right.

2.Adjustment related to financing costs that were allocated to the principal balance of the debt. Please note that the adjustment on 12/31/04 for the line item “Convertible Debentures” is $1,351,830 for the period. The gross amount of the adjustment was actually $2,042,969 which was reduced by $691,139 to net $1,351,830. This was done to present the “Convertible Debentures” at net of financing costs as required under APB 21 paragraph 16. Please refer to Note 2 of the December 31, 2005 10-K/A.

3. Adjustment related to the specifically identifiable intangible assets. Please note that the adjustment for the twelve months during 2004 for the specifically identifiable intangibles was for a gross amount of $547,276 with accumulated amortization of $147,654 for a net amount of $399,622. The amount from December 1, 2000 to December 31, 2004 was a net increase of $1,128,669.

The table below represents the calculation for the adjustments through December 31, 2004 for “Other assets” that corresponds to page F-22 “Other assets” line for 2004 adjustments in the 10-K/A.

		Note
Amount for DPM contract right for 2004	$ 1,557,060	1
Amount allocated to Convertible debentures for 2004	(691,139)	2
Amount for specifically identifiable intangibles added, net of amortization during 2004	399,622	3
Amount reported as the adjustment on December 31, 2004 for “Other assets adjustments” (Please note this figure ties to the summation of the adjustments in the summary table from the Company’s August 24, 2006 response #2 for “other assets”)	$ 1,265,543

4.	“We noted your response to our comment 9 and we reissue our comment. Please clarify in the filing what the Due from Shareholder line related to in relation to the initial accounting for Denver Pain Management as a purchase acquisition and why the line item was restated. Tell us what the increase in the line item from 12/31/04 to 9/30/05 relates to.”

The information below will be added to footnote 2 to the Form 10-K/A for the year 2005 that the Company will file.

The chart below provides details for the initial accounting for Denver Pain Management for items that were classified as Due from Shareholder. The $1,388,731 increase to Due from Shareholder for DPM is presented below:

Addition to
Denver Pain Management	(Subtraction
Due from Shareholder	from)
Dr. (Cr.)
Cash disbursed for DPM	$ 415,668
Accounts receivable	744,201
Property and equipment	299,131
Accounts payable and accrued liabilities	(70,269)
Total	$ 1,388,731

The Company recorded the assets and liabilities in the above table in the Due from Shareholder account after the revision date of August 27, 2004. For the period between April 29, 2004 and August 27, 2004 the Company recorded these items in the consolidated financial statements in accordance with purchase accounting. These transactions would normally be eliminated in consolidation of PNAC X (PainCare Acquisition Company , Inc.) and DPM (Denver Pain Management), however, at the revision date these assets and liabilities had been reverted to DPM, thus creating the balance of $1,388,731 in the resulting Due from Shareholder account.

The Company performed an analysis under FAS 144 for impairment of the Contract Right at December 31, 2004 and 2005 and did not have impairment in either reporting period. The Contract Right is reported at the carrying amount of $1,557,060 and $5,349,076 on December 31, 2004 and 2005, respectively. Please see footnote 7 for a summary of other assets, the classification in which the Contract Right is presented on the financial statements.

The information below will be added to footnote 2 to the Form 10-K/A for the year 2005 that the Company will file.

The table below provides details regarding the Due from Shareholder line for the period from December 31, 2004 to September 30, 2005.

	For the Nine Months Ending			For the Twelve Months Ending
	September 30,			December 31,
	2005			2004
		Accretion of			Accretion
		interest	Carrying		of interest	Carrying
Asset	Cost	income	Value	Cost	income	Value	Notes
Due from Merrill Reuter	$ 406,227	$ 21,326	$ 427,553	$ 406,227	$ -	$ 406,227	1
Due from shareholder of HCCT	732,090	-	732,090	-			2
Due from shareholder of GPP	21,634	-	21,634	-			3
Due from shareholder of ALO	384,578	-	384,578	-			2
Total	$ 1,544,529	$ 21,326	$1,565,855	$ 406,227	$ -	$ 406,227

1. The shareholder has a management fee due the Company. This amount has been discounted from $450,000 to $406,227. The $43,774 difference will be accreted to other interest income through December 31, 2006.

2. The shareholders received the cash portion of their contingent consideration in advance of the period in which it was earned. This was reduced to a zero balance at the end of the year when the payment was earned.

3. The shareholder received a short term advance for contingent consideration that was repaid before the end of the year.

The increase in Due from Shareholder for the nine months ending September 30, 2005 is related to the contingent consideration paid in advance of being earned. All of the contingent consideration was earned as of December 31, 2005 and recorded as additional goodwill.

5.	“We noted your response to our comments 5 and 7. With regards to the correction in accounting related to the acquisition of the Center for Pain Management (i.e. the reversal of the original accounting), please tell us how the issuance of cash and stock is reflected on your books at 12/31/05. If it is not reflected, confirm to us that no stock or cash was issued or exchanged as of 12/31/05.”

There was no cash or stock issued to the seller of CPMASC as of 12/31/05. The consideration was exchanged and the acquisition was closed on January 3, 2006. The Company originally recorded the acquisition in the third quarter and this incorrect recording was completely reversed.

6.	“In addition, please clarify in the filing, with regards to the Center for Pain Management, the following”:

	a.	why acquisition consideration paid in escrow adjustment was $14,525,761 rather than $7,500,000
	b.	why APIC was not adjusted to reflect the common stock decrease of $3,750,000 as noted in your disclosure of this transaction

c.	what relationship promissory notes had in this transaction and why promissory notes payable was not adjusted to reflect the decrease of $7,500,000 as noted in your disclosure of this transaction
d.	why you reversed the common stock if the common stock was issued
e.	if you ever consolidated the Center for Pain Management

(a) The acquisition consideration paid in escrow was $14,525,761 as outlined in the table below:

Acquisition paid in Escrow	Increase
Center for Pain Management, ASC	(Decrease)
Cash paid in escrow	$ 3,750,000
Stock paid in escrow	3,750,000
Promissory note paid in escrow[1]	7,500,000
Discount on promissory note paid in escrow[1]	(474,239)
Total amount in acquisition paid in escrow	$ 14,525,761

1.	The promissory note is a one-year note with imputed interest of $474,239. According to the legal documents the $7,500,000 promissory note was required to be delivered to the sellers at the same time and in addition to the cash and stock components.

(b) The additional paid in capital account was adjusted to reflect the reversal of the stock component paid for CPMASC. Please note the table below that provides details about the adjustment amount for 2005 from the Form 10-K/A. This schedule is to clarify the adjustment for 2005 as reflected on page F-23 of our Form 10-K/A for the row item “Additional paid in capital” and column item “Adjustments 2005” of $7,675,516.

Increase
Adjustments for additional paid in capital during 2005	(Decrease)
Common stock issued for CPMASC	$(3,749,898)
Equity adjustments for contingent consideration	181,755
Equity adjustments for acquisitions	5,425,598
Equity adjustments for conversion of debentures	5,731,454
Equity adjustments for tax benefit realized from stock plans	27,471
Equity adjustments for debenture interest payments	59,136
Total adjustments for the nine months ending 9/30/05	$ 7,675,516

(c) The promissory note was part of the consideration paid to the sellers. The sellers issued a note payable in one year from the effective closing date to the Company. This note was for the balance of the $15,000,000 in contractual consideration. The face value of the note is $7,500,000. The current portion of the notes payable shows a debit or decrease of $7,025,761 at 9/30/05 in the table provided in our response to comment #2 in our letter dated August 29, 2006. The reduction is the net of the face value and the imputed interest as noted in our response to item (a) of this question.

(d) The common stock was reversed because the shares were not issued to the sellers of CPMASC until January 3, 2006.

(e) The Company originally consolidated the financials for CPMASC for the quarter ending September 30, 2005. However, this was incorrect and the Company restated this transaction. After the restatement, CPMASC was not consolidated into the Company’s financials statements for any period prior to January 3, 2006.

The information in bold type below will be added to footnote 2 to the Form 10-K/A for the year 2005 that the Company will file.

The Company originally recorded the acquisition consideration paid into escrow for the Center for Pain Management ASC into a separate account in the financials at September 26, 2005. This item was reflected on the balance sheet ending September 30, 2005 as acquisition consideration paid in escrow. This transaction should not have been recorded as such because the escrow agreement allowed for either party to walk away from the agreement before consummation. As a result, the cash, stock, and promissory note consideration placed into the escrow account were reversed. Cash increased by $3,750,000, common stock decreased by $3,750,000, and promissory notes decreased by $7,025,761. There are no income statement effects regarding this transaction. The acquisition consideration paid in escrow was $14,525,761 as outlined in the table below:

Acquisition paid in Escrow
Center for Pain Management, ASC
Cash paid in escrow	$ 3,750,000
Stock paid in escrow	3,750,000
Promissory note paid in escrow[1]	7,500,000
Discount on promissory note paid in escrow[1]	(474,239)
Total amount in acquisition paid in escrow	$14,525,761

1. The promissory note is a one-year note with imputed interest of $474,239. According to the closing documents the $7,500,000 promissory note was required to be delivered to the sellers at the same time and in addition to the cash and stock components.

As part of the restatement, the additional paid in capital account was adjusted to reflect the reversal of the stock component paid for CPMASC. The sellers issued a note payable in one year from the effective closing date to the Company. This note was for the balance of the $15,000,000 in contractual consideration. The face value of the note is $7,500,000. The current portion of the notes payable shows a debit or decrease of $7,025,761 at 9/30/05. This reduction is the net of the face value and the imputed interest since the note was issued with a below market value interest rate. The common stock was reversed because the shares were not issued to the sellers of CPMASC until January 3, 2006. The Company originally consolidated the financials for CPMASC for the quarter ending September 30, 2005, however, this was incorrect and the Company restated this transaction. After the restatement, CPMASC was not consolidated into the Company’s financials statements for any period prior to January 3, 2006.

7	“Refer to your response to our comment 8. For the table provided related to goodwill adjustments in 2004, please tell us why there is no beginning balance at 12/31/04 related to Denver Pain Management. We note that this acquisition took place on April 29, 2004.”

The Company reduced the purchase price paid for DPM on August 27, 2004 as detailed on page F-21 of our Form 10-K/A filed on October 2, 2006. Please note that on the Addendum date the acquisition was considered a bargain purchase under FAS 141 since the net assets acquired were valued in an amount greater than the consideration paid.

There were no further adjustments to goodwill until the first contingent payment was earned on May 10, 2005. The amount of consideration contractually earned on that date was equal to $4,308,600. This item reflects total goodwill of $4,308,600 recorded on the financial statements through September 30, 2005 (before restatement).

During the restatement of all of the Company’s acquisitions through December 31, 2005 it became evident that the acquisition of Denver Pain Management should have been treated as a contractual intangible as of August 27, 2004 rather than as an indefinite life intangible recorded as goodwill. Further, the equity component of the consideration recorded needed adjustments to be in line with EITF 99-12 since the consideration was recorded at the contractual amount of consideration instead of the value on the date the consideration was earned. Please see the revised table below outlining the change in goodwill for the period ending September 30, 2005. Our response to comment #8 in our reply on August 29, 2006 contained an error, which we regret; the table for goodwill for September 30, 2005 is incorrect. The table below provides the updated version for DPM and will replace the one provided on page F-21 in the Form 10-K/A. The $22,000 difference for DPM should have been allocated to Kenneth M. Alo, M.D. since DPM was not to be treated as a purchase acquisition in the restatements. The entity listed above DPM in the table, Kenneth M. Alo, M.D., was incorrect due to a clerical error. This is corrected in the update table below. The $4,308,600 discussed above is included in the second table, which will replace the table on page F-23 of our Form 10-K/A.

Adjustments to Goodwill for the period ending September 30, 2005
		Adjustments for identifiable intangibles	Adjustments for equity analysis initial acq.	Adjustments for equity analysis contingent payments during 2003	Adjustments for equity analysis contingent payments during 2004	Adjustments for equity analysis contingent payments during 2005	Adjustments for other during 2005	Restated Total at 9/30/05

	Total at 9/30/05
Advanced Orthopedics ofSouth Florida (AOSF)	$ 3,980,153	$(66,586)	$-	$-	$-	$-	$-	$ 3,913,567
Rothbart Pain Clinic (RPC)	2,364,660	(96,738)	-	(64,403)	3,464	-	-	2,206,983
Pain & RehabilitationNetwork (PRN)	2,420,248	(19,786)	(200,000)	-	466,666	28,835	-	2,695,963
Medical RehabilitationSpecialists (MRS)	4,513,281	(37,590)	825,000	-	(60,109)	43,238	-	5,283,820
Associated Physicians Group(APG)	4,811,251	(92,893)	2,145,000	-	985,416	-	-	7,848,774
Spine & Pain Center (SPC)	1,729,830	(28,670)	122,222	-	-	29,880	-	1,853,262
Health Care Center of Tampa(HCCT)	4,465,410	(58,096)	895,102	-	-	70,248	-	5,372,664
Bone & Joint Surgical Clinic(BJSC)	3,546,143	(139,272)	558,154	-	-	27,439	-	3,992,464
Kenneth M. Alo, M.D., P.A.(KMA)	4,695,879	(24,937)	716,889	-	-	42,683	-	5,430,514
Denver Pain Management, PC(DPM)	4,308,600	-	-	-	-	-	(4,308,600)	-
Georgia Surgical Centers, Inc.(GSC)	2,758,379	(18,059)	157,197	-	-	(26,911)	-	2,870,606
Dynamic RehabilitationCenters, Inc. (Dynamic)	5,383,103	(88,301)	435,885	-	-	(21,077)	-	5,709,610
Rick Taylor, D.O., P.A.(Taylor)	5,181,361	(74,030)	365,542	-	-	(32,583)	-	5,440,290
Benjamin Zolper, M.D., P.A.(Zolper)	2,046,448	(51,543)	185,088	-	-	(1,382)	-	2,178,611
Center for Pain Management(CPM)	13,184,696	(160,721)	3,687,500	-	-	-	-	16,711,475
Colorado Pain Specialists(CPS)	4,465,670	(67,856)	1,202,804	-	-	-	-	5,600,618
Lake Worth Surgery Center(Alpha)	7,045,958	(208,573)	126,563	-	-	-	-	6,963,948
Gables Surgery Center (Beta)	6,252,840	(224,550)	286,646	-	-	-	240,588	6,555,524
Piedmont Center for SpinalDisorders (Cohen)	1,915,735	(17,158)	122,086	-	-	-	-	2,020,663
Total Goodwill	$85,069,645	$(1,475,359)	$ 11,631,678	$(64,403)	$1,395,437	$160,370	$(4,068,012)	$92,649,356

September 30, 2005
	As Previously	Adjustments	Adjustments	Adjustments	Adjustments	Adjustments	Adjustments	Adjustment
	Reported	2000	2001	2002	2003	2004	2005	Description	As Restated
Cash	18,086,682	-	-	-	-	-	3,750,000	(c)	21,836,682
Accrued compensation expense	-	-	16,000	855,000	13,532,700	356,590	6,735,863	(b)	21,496,153
Other assets	6,522,189	159,309	78,696	303	490,739	1,265,543	5,057,325	(c)	13,574,104
Goodwill	85,069,645	(96,738)	(12,186)	(347,186)	4,911,505	2,124,495	999,821	(c)	92,649,356
Deferred taxes, asset - current	-	-	-	190,000	(190,000)	130,000	2,601,000	(a),(b),(c)	2,731,000
Deferred taxes, asset - non current	-	-	6,000	65,000	4,411,000	161,000	-	(a),(b),(c)	4,643,000
Deferred taxes, liability - non current	715,752	64,491	178,391	418,190	(147,917)	92,722	1,555,124	(a),(b),(c)	2,876,753
Additional paid in capital	85,243,879	-	54,400	(327,400)	2,720,976	5,096,601	7,675,516	(a),(b),(c)	100,463,972
Retained earnings	16,610,811	(1,919)	(176,281)	(1,037,673)	(12,695,748)	(7,231,635)	(16,395,201)	(a),(b),(c)	(20,927,647)
Accounts payable and accrued expenses	2,316,636	-	-	-	61,001	(2,639)	(60,811)	(c)	2,314,187
Income tax payable	3,851,709	-	-	-	63,385	1,677,487	(1,349,652)	(a),(b),(c)	4,242,929
Convertible debentures	10,456,000	-	-	-	(2,439,336)	1,351,830	(13,946)	(a)	9,354,548
Derivative instruments	-	-	-	-	8,528,184	4,836,351	2,635,767	(a)	16,000,302
Due from shareholder	2,954,580	-	-	-	-	(1,388,731)	-	(c)	1,565,849
Acquisition consideration paid in escrow	14,525,761	-	-	-	-		(14,525,761)	(c)	-
Property and equipment, net	10,935,321	-	-	-	-	-	(240,588)	(c)	10,694,733
Current portion of notes payable	9,812,713	-	-	-	-	-	(7,025,761)	(a)	2,786,952
Common stock	5,514	-	-	-	-	-	(102)	(c)	5,412
Current portion of convertible debentures	-	-	-	-	-	(3,885,000)	3,885,000	(a)	-

8.	Disclose how the contingent payment adjustments relate to the restatement for the accounting for purchase acquisition transactions.

The contingent payment adjustments relate to the restatement for purchase acquisition transactions as follows: SFAS 141 paragraph 22 and EITF 99-12 Issue 1 provide that equity should be valued over a reasonable period of time before and after the terms of the acquisition are agreed to and announced. The Company originally valued and recorded the share-based contingent payments in the same manner as the original share-based consideration, which was incorrect. The Company’s Item 4 response in our letter dated August 29, 2006 provides the details. Our footnote will be updated to reflect both the initial and contingent payments were reflected in the adjustments. The information in bold type below will be added to footnote 2 to the Form 10-K/A for the year 2005 that the Company will file.

Accounting for purchase acquisition transactions:

     The Company has corrected the accounting used for acquisitions to be in compliance with generally accepted accounting principles. We have adjusted the purchase prices of each of our business acquisitions by correcting the value of our shares issued to their fair value at the dates of the acquisition and subsequent contingent payments.We also re-

assessed the value of intangible assets acquired and the recording of deferred income taxes. An acquisition previously reported in September 2005 was reassessed and will be accounted for as a January 2006 acquisition when the transaction was completed. We have determined that there are other identifiable intangible assets that have an associated value. The separately identifiable intangible asset is the physicians’ referral network. The referral network represents other doctors in the community who refer their patient base to the Company’s physicians who practice in a discipline to meet their patient’s needs. The referral network is clearly linked to the physicians’ employment agreements. The amortization term is seven years which represents the five year employment agreement the Company enters into with each physician plus the two years of an additional non-compete agreement. The value of the referral network should be amortized over the employment term and the non-compete period of the physician since that represents the period of time the Company benefits from the arrangement. As such, we have adjusted the allocation of the purchase price and the recording of net assets for each of our acquisitions. The valuation of these identifiable intangibles was determined by a third-party valuation expert.

9.	“Please furnish Section 906 certifications in the filing. This will require that you amend the filing in its entirety including new 302 certifications.”

The Company will add the necessary certifications in the Form 10-K/A for the year ended December 31, 2005 as requested.

Sincerely,

/s/ Mark Szporka
Mark Szporka
Chief Financial & Accounting Officer